SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

17 May, 2012

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- _______

17 May 2012

ANNUAL GENERAL MEETING OF LLOYDS BANKING GROUP PLC

Following the annual general meeting held today, Lloyds Banking Group plc announces that all the resolutions were passed.  Resolutions 16 to 19 (inclusive) were passed as special resolutions.  The results of the polls are as follows:

Resolution		For (shares)%		Against (shares)%		% Issued capital	Withheld (shares)
1	Receive the report and accounts	51,250,239,855	99.97	14,950,106	0.03	73.84%	42,385,777
2	Approval of the directors' remuneration report	48,783,958,428	97.66	1,170,293,534	2.34	71.95%	1,353,385,924
3	Election of Mr G Culmer	51,206,233,852	99.92	40,290,197	0.08	73.81%	60,539,059
4	Election of Ms S V Weller	51,045,411,587	99.89	56,183,138	0.11	73.60%	205,544,566
5	Re-election of Sir Winfried Bischoff	50,275,505,338	98.09	976,535,397	1.91	73.82%	55,461,027
6	Re-election of Ms A M Frew	50,958,185,892	99.86	69,696,742	0.14	73.49%	279,491,610
7	Re-election of Mr A Horta-Osório	51,192,965,415	99.88	60,264,927	0.12	73.82%	54,169,906
8	Re-election of Mr D L Roberts	51,042,055,476	99.88	60,647,462	0.12	73.60%	204,569,236
9	Re-election of Mr T T Ryan, Jr	50,736,135,900	99.72	143,873,926	0.28	73.28%	427,133,592
10	Re-election of Mr M A Scicluna	51,090,920,539	99.89	54,206,416	0.11	73.66%	162,024,135
11	Re-election of Mr A Watson	50,797,629,712	99.80	100,890,070	0.20	73.31%	408,554,873
12	Re-appointment of the auditors	50,520,314,249	99.45	280,366,610	0.55	73.17%	506,696,027
13	Authority to set the remuneration of the auditors	50,886,005,194	99.92	40,899,495	0.08	73.35%	380,288,316
14	Approval of the continued operation of the Lloyds Banking Group Share Incentive Plan	51,135,125,887	99.80	101,177,208	0.20	73.79%	71,013,381
15	Directors' authority to allot shares	50,218,364,329	97.98	1,032,795,085	2.02	73.82%	55,788,801
16	Limited disapplication of pre-emption rights	50,975,068,037	99.77	115,016,886	0.23	73.58%	215,646,440
17	Authority for the company to purchase ordinary shares	51,173,515,715	99.84	83,765,257	0.16	73.82%	49,464,409
18	Authority for the company to purchase preference shares	51,176,492,072	99.89	56,743,155	0.11	73.79%	73,458,917
19	Notice period for general meeting	49,539,175,514	96.65	1,716,752,434	3.35	73.82%	50,437,494

On 17 May 2012 there were 69,431,144,289 relevant shares in issue and 352 shareholders or persons representing shareholders attended the meeting. Shareholders are entitled to one vote per share. Votes withheld are not votes and, therefore, have not been counted in the calculation of the proportion of votes for and against a resolution.

In accordance with the UK Listing Authority's Listing Rules, copies of the resolutions have been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do

-ENDS-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Kate O'Neill

                                                                                                                                                 Name: Kate O'Neill

                                     Title: Managing Director
                                       Investor Relations

Date:  17 May, 2012